UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated August 4, 2025 announcing the final sale price for the sale of the registrant’s subsidiaries operating in Ukraine.

Istanbul, August 4, 2025

Announcement Regarding the Final Sale Price of the Subsidiaries Operating in Ukraine

On September 9, 2024, we announced that all shares of our subsidiaries Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, along with all their rights and liabilities, were transferred to DVL Telecom (NJJ Holding group company).

Based on the financial statements prepared as of the closing date, the final sale price has realized as 538.7 million USD after adjustments including cash and debt.

Note: The relevant ratios have been calculated considering the closing date of September 9, 2024. The 2023 revenue announced on March 20, 2024, has been used as the revenue for the latest annual financial statements.

Board Decision Date for Sale	:	20.12.2023
Were Majority of Independent Board Members’ Approved the Board Decision for Sale?	:	Yes
Title of Non-current Financial Asset Sold	:	lifecell LLC (“lifecell”), LLC Global Bilgi (“Global Ukrayna”), LLC Ukrtower (“Kule Ukrayna”)
Field of Activity of Non-current Financial Asset sold	:	The relevant companies are engaged in telecommunications, customer relationship management, and telecommunications infrastructure management activities, respectively.
Capital of Non-current Financial Asset sold	:	UAH 12,711,848,745 UAH 47,226,374 UAH 1,964,040,941 respectively
Date on which the Transaction was/will be Completed	:	August 4, 2025.
Sales Conditions	:	Cash
Nominal Value of Shares Sold	:	UAH 12,711,848,745, UAH 47,226,374, UAH 1,964,040,941, respectively
Sales Price Per Share	:	-
Total Sales Value	:	538.7 million USD (18,268,112 thousand TRY)
Ratio of Shares Sold to Capital of Non-current Financial Asset (%)	:	100%, 100%, 100%, respectively
Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%, 0%, 0%, respectively
Total Voting Right Ratio Owned in Non-current Financial Asset After Sales Transaction (%)	:	0%, 0%, 0%, respectively
Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	5.1%
Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	17.1%
Effects on Company Operations	:	The subsidiary relationship is terminated.
Profit / Loss Arose After Transaction	:	8,633,789 thousand TRY

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How will Sales Profit be Used if Exists?	:	-
Board Decision Date for Use of Sales Profit if Exists	:	-
Title/ Name-Surname of Counter Party Bought	:	DVL Telecom (NJJ Holding group company)
Is Counter Party a Related Party According to CMB Regulations?	:	No
Relation with Counter Party if any	:	None
Agreement Signing Date if Exists	:	29.12.2023
Value Determination Method of Non-current Financial Asset	:	Determined through negotiation.
Did Valuation Report be Prepared?	:	Not Prepared
Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared the Report	:	-
Value Determined in Valuation Report if Exists	:	-
Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 5, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 5, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer